Exhibit 11.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Offering Statement of PogoTec, Inc. (the “Company”) on Form 1-A of our report, which contains an explanatory paragraph as to the Company’s ability to continue as a going concern, dated November 16, 2017 with respect to our audits of the financial statements of the Company as of December 31, 2016 and 2015 and for the years then ended, which will be included and made part of the Company’s Form 1-A filed with the Securities and Exchange Commission. We also consent to the reference to our Firm under the heading “Experts” in such Form 1-A.

/s/ Marcum LLP

Marcum LLP

New York, NY

November 16, 2017